DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3[redacted]

February 10, 2006

NoAct

McDara P. Folan III
Sr. Vice President, Deputy General Counsel
and Secretary
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27102

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2006

Re: Reynolds American Inc.
Incoming letter dated December 28, 2005

Dear Mr. Folan:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to Reynolds by the Sisters of Mercy of the St. Louis Regional Community, Inc., Trinity Health and the Congregation of Sisters of St. Agnes. We also have received a letter on the proponents' behalf, dated January 29, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

1275283

ReynoldsAmerican

McDara P. Folan, III
Senior Vice President,
Deputy General Counsel and Secretary
336-741-5162
336-741-2998 Fax
folanm@rjrt.com

December 28, 2005

RECEIVED
2005 DEC 29 PM 5: 14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Sisters of Mercy of the St. Louis Regional Community, Inc., Trinity Health and Congregation of Sisters of St. Agnes

Ladies and Gentlemen:

Reynolds American Inc. (the "Company") has received a shareholder proposal requesting that the Company undertake a campaign aimed at African Americans apprising them of the purported health hazards associated with smoking menthol cigarettes, including data showing that cigarettes described as "light" and "ultralight" do not result in a reduction of the risks of smoking-related diseases as compared to regular cigarettes. The proposal was jointly submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934, as amended (the "Act"), by Sisters of Mercy of the St. Louis Regional Community, Inc., Trinity Health and Congregation of Sisters of St. Agnes (collectively, the "Proponents"). The proposal and its supporting statements (the "Proposal"), as well as the cover letters that the Proponents provided with the Proposal and letters from the record holders of the Proponents' shares of the Company's stock, are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponents of its intention to omit the Proposal from any proxy statement and form of proxy for a 2006 meeting of shareholders (the "2006 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

In accordance with Rule 14a-8, we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company omits the Proposal from 2006 Proxy Materials.

The Proposal states:

> RESOLVED, within six months of this annual meeting, this Company shall voluntarily undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes, including data showing the industry descriptors such as "light" and "ultralight" do not mean those who smoke such brands will be any less likely to incur diseases than those who smoke regular brands.

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

The Company believes that it may omit the Proposal from 2006 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations; and

(ii) pursuant to Rule 14a-8(i)(3) because elements of the Proposal are contrary to Rule 14a-9 of the Act, which prohibits false or misleading statements in proxy materials.

I. Grounds for Omission

A. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy).

The Company believes that it may exclude the Proposal from 2006 Proxy Materials because the Proposal would adversely affect the litigation strategy of the Company's principal operating subsidiary, R. J. Reynolds Tobacco Company ("Reynolds Tobacco"), in multiple lawsuits in which it and certain of its indemnitees[2] are involved. Reynolds Tobacco is currently litigating (i) a health care cost recovery case in which one of the plaintiffs' principal allegations relates to the defendants' marketing of menthol cigarettes to the African American community and the claim that the use of menthol cigarettes by the African American community poses unique health hazards and (ii) multiple cases relating to allegations by plaintiffs claiming the use of the terms "light" and "ultralight" in product descriptions is deceptive.

Reynolds Tobacco and other tobacco manufacturers (including B&W) are currently defendants in a suit alleging the use of menthol cigarettes by the African American community poses unique health risks to this community. The suit includes the specific allegation that the defendant tobacco manufacturers "predominately market mentholated cigarettes to African Americans despite, . . . conclusions . . . that menthol may promote deeper inhalation and . . . cause, aggravate or contribute to . . . higher addiction rates in African Americans." This case is described in further detail in Annex B to this letter. Further, there are a number of certified class actions against tobacco manufacturers, including Reynolds Tobacco, allegedly for deceptively promoting "light" and "ultralight" cigarettes as being safer than regular cigarettes. The litigation in which Reynolds Tobacco and B&W are involved relating to the use of the terms "light" and "ultralight" is described in further detail in Annex B to this letter. If these cases against Reynolds Tobacco are decided in the plaintiffs' favor, Reynolds Tobacco and the Company could lose billions of dollars.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[3] when the

[2] In connection with the business combination of Reynolds Tobacco and the U.S. cigarette and tobacco business of Brown & Williamson Holdings, Inc. (formerly known as Brown & Williamson Tobacco Corporation) ("B&W") on July 30, 2004, Reynolds Tobacco agreed to indemnify B&W and its affiliates against, among other things, any litigation liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W.

[3] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (proposal requiring company to stop using the terms "light," "ultralight" and "mild" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Loews Corp.* (December 29, 2003) (same); *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal requiring the company to establish a committee of independent directors to determine the company's involvement in cigarette smuggling excludable under the "ordinary course" exception because it relates to subject matter of litigation in which the company has been named as a defendant); *RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same).

This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (same).

Reynolds Tobacco is currently a party to (a) a lawsuit in which plaintiffs have alleged that menthol cigarettes have been predominantly marketed to African Americans despite, or precisely because of, purported findings that menthol may promote deeper inhalation and may promote the absorption and diffusion of tobacco smoke constituents that cause, aggravate, or contribute to increased nicotine levels and higher addiction rates in African Americans, and (b) multiple lawsuits in which plaintiffs have alleged that (i) cigarettes that are low in tar and nicotine yields in accordance with the tests for measuring tar and nicotine that are prescribed by the U.S. Federal Trade Commission (the "FTC Method") are not in fact low in tar and nicotine as smoked by smokers and can present health risks equal to or greater than higher yield cigarettes, depending how such cigarettes are smoked and (ii) advertising citing the FTC Method ratings (including the use of descriptors such as "light" and "ultralight") is deceptive. Reynolds Tobacco is vigorously defending such actions and intends to continue to do so. (See Annex B for a detailed description of the pending cases).

If implemented, the Proposal would require the Company to undertake a campaign aimed at African Americans apprising them of the purported health hazards associated with smoking menthol cigarettes, including data showing the industry descriptors such as "light" and "ultralight" do not result in the actual reduction of the risk of smoking-related diseases as compared to regular cigarettes. Allegations that the use of menthol cigarettes by the African American community pose special health risks, and whether "light" and "ultralight" cigarettes pose reduced health risks as compared to regular cigarettes are at the heart of certain of Reynolds Tobacco's currently pending litigation.

Therefore, the Proposal squarely implicates issues that are the subject matter of multiple lawsuits involving Reynolds Tobacco. In effect, the Proposal recommends that the Company facilitate the goals of the opposing parties in these various lawsuits at the same time that the Company's operating subsidiary, Reynolds Tobacco, is actively challenging those parties' legal positions or claims. Being forced either to comply with the Proposal or to take a public position (or no position) in 2006 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect Reynolds Tobacco's litigation strategy in these cases. In fact, the Company's ability to effectively seek "no action" relief in this letter is limited because any discussion of the issues related to the use of menthol cigarettes by the African American community and "light" and "ultralight" cigarettes must of necessity be limited at this time because Reynolds Tobacco's litigation strategy and even some of the factual bases for Reynolds Tobacco's defense have not yet been fully developed and should not be disclosed prematurely to opposing parties. As such, inclusion of the Proposal in 2006 Proxy Materials would permit the Proponents to interfere with and preempt management's right and duty to determine Reynolds Tobacco's litigation strategy.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Board on decisions involving litigation strategy and would require the Board to take actions that may be contrary to Reynolds Tobacco's litigation defenses. Every company's management has a basic obligation to defend itself against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are pending lawsuits involving Reynolds Tobacco on the very issues that form the basis for the Proposal. It has not been the policy of the Division of Corporation Finance to permit revisions of proposals in contravention of Rule 14a-8(i)(7). *See E*Trade Group, Inc.* (October 31, 2000) (permitting exclusion of a proposal recommending a number of potential mechanisms for increasing shareholder value, two of which were deemed to be related to E*Trade's ordinary business operations). Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from 2006 Proxy Materials under (i)(7).

B. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

Clause (i)(3) allows a registrant to omit a proposal if it or its supporting statement is contrary to Rule 14a-9 of the Act, which prohibits false or misleading statements in proxy materials; such "false or misleading" statements have been held to include statements of fact that are unsupported and opinions of a proponent that are stated as facts.

The Staff has interpreted Rule 14a-8(i)(3) (which permits exclusion of proposals that are "contrary to any of the Staff's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials") to have several applications, including two bases that are relevant here. The first basis is that statements of fact contained in a shareholder proposal that are unsupported must be supported by citing an authority or the proposal may be omitted unless they are revised by the proponent to provide citations and support. *See UST Inc.* (March 13, 2000) (requiring revision of proposal to include citations to statistical reports referred to by proponent); *RJR Tobacco Holdings, Inc.* (March 7, 2000) (requiring revision of proposal to include citations to reports referred to by proponent); *UST Inc.* (February 27, 2002) (requiring revision of proposal to include citations to the specific sources of quoted material); *Alaska Air Group, Inc.* (March 31, 2003) (requiring revision of proposal to include citation to the specific source of a factual assertion). The second basis is that opinions that are stated as facts without support must be redrafted to state that they are the opinions of the shareholder or the proposal may be omitted. *See RJR Tobacco Holdings, Inc.* (March 7, 2002) (requiring proposal statement that cigarettes are a drug delivery device to be recast as proponent's opinion); *Phoenix Gold* (November 18, 2002) (requiring proposal statement that recent performance of the company's stock demonstrated illiquidity and inability to reflect operating improvements to be recast as proponent's opinion); *Commonwealth Energy Corporation* (November 15, 2002) (requiring proposal statement that the company's by-laws did not provide for indemnification of directors to be recast as proponent's opinion). As set forth below, the Company believes that the Proposal contains a number of statements that fall within one of the above two bases for omission for lack of support. Accordingly, the Company believes that it is entitled to exclude the Proposal from the 2006 Proxy Materials, or such statements must be revised to comply with Rule 14a-8(i)(3).

- First, in the first paragraph of the recitals of the Proposal, the Proponents state that most African Americans who smoke have become addicted to menthol cigarettes without providing any supporting authority, citation or reference for such factual statement.
- Second, in the first paragraph of the recitals of the Proposal, the Proponents state that approximately three out of every four African Americans who smoke prefer menthols and that as many as nine out of ten African American "youth" who smoke prefer menthol cigarettes without providing any supporting authority, citation or reference for such factual statement.
- Third, in the second, fourth and fifth paragraphs of the recitals of the Proposal, the Proponents quote and refer to the existence of a study conducted by the Harvard School of Public Health, but do not provide a date or other specific citation or reference that would permit the reader to verify the authority for such quotations.

Because of these statements that are contrary to Rule 14a-9 and the fact that the Proposal itself is misleading and unsupported, the Company believes that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(3), or that the Proposal must be revised so that it complies with Rule 14a-9.

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from 2006 Proxy Materials because the Proposal (i) relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.*, litigation strategy) and (ii) is contrary to Rule 14a-9.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
REYNOLDS AMERICAN INC.

By: [signature]
McDara P. Folan III
Sr. Vice President, Deputy General Counsel
and Secretary

Attachments

cc w/att: Rev. Michael Crosby, OFM Cap.,
for Sisters of Mercy of the St. Louis Regional Community, Inc.
1015 North Ninth Street
Milwaukee, WI 53233
Tel: 414-271-0735
Fax: 414-271-0637

Sister Katherine Marie Glosenger, RSM
Sisters of Mercy of the Americas, Regional Community of St. Louis
2039 North Geyer Road
St. Louis, MO 63131
Tel: 314-966-4313
Fax: 314-966-2298

Catherine Rowan,
Corporate Responsibility Consultant,
representing Trinity Health
766 Brady Avenue, Apt. 635
Bronx, New York 10462
Tel: 718-822-0820
Fax: 718-504-4787

Sister Regina McKillip
Congregation of Sisters of St. Agnes
320 Country Road K
Fond du Lac, WI 54935
Tel: 920-907-2315
Fax: 920-921-8177

Annex A

See Attached.

ADDRESS HEALTH HAZARDS FOR AFRICAN AMERICANS ASSOCIATED WITH SMOKING MENTHOL CIGARETTES

Reynolds American (Kool and Salem))

WHEREAS, most African Americans who smoke have become addicted to menthol cigarettes. Approximately three of every four who smoke prefer menthols; among Black youth who smoke, as many as nine of every ten prefer menthol brands.

Noting findings in *Nicotine and Tobacco Research* (07.01.05) on "the influence of gender, race, and menthol content on tobacco exposure measures," *BusinessWeek* reported (09.05.05): "Menthol evokes smooth refreshment, but for African American smokers, it may be lethal. Researchers have long puzzled over why black male smokers are 30% more likely to develop lung cancer and die from it than are white men, even though they smoke fewer cigarettes. New Harvard research points the finger at menthol cigarettes, which are favored by more than 70% of black smokers. Scientists at the Harvard School of Public Health analyzed the menthol in several brands and found much more had been added to those cigarettes labeled as light or ultralight. Because menthol is a numbing agent, they said, the high levels may lead to deeper inhalation."

The *BusinessWeek* article commented: "That helps explain earlier studies showing smoking-cessation programs are least successful for black menthol smokers; They may draw in more addictive substances along with menthol." One of the authors of the study noted that while 'smokers may believe the term 'light' implies a reduction in disease risk, this is not true, and menthol may be playing an important role in this misperception.'"

An abstract of the original study noted that "more than 25% of cigarettes sold in the United States are branded as mentholated, and these cigarettes are smoked disproportionately among populations with disparate tobacco-related health outcomes. . . .Results [of the study] showed menthol per cigarette and menthol per tobacco to be significantly greater in cigarettes labeled with industry descriptors of ultralight or light, belying the common consumer perception that 'light' means less. Menthol per cigarette and tobacco per cigarette were significantly greater in 100-mm compared with 85-mm cigarettes. The study results are consistent with prior research that suggests menthol may be used to offset reductions in smoke delivery or impact and to facilitate compensatory smoke inhalation behaviors in smokers of cigarettes with reduced machine-measured smoke delivery."

The Harvard study recommends that "tobacco manufacturers should be required by federal or other regulatory agencies to report the amount of menthol added to cigarettes."

RESOLVED, within six months of this annual meeting, this Company shall voluntarily undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes, including data showing the industry descriptors such as "light" and "ultralight" do not mean those who smoke such brands will be any less likely to incur diseases than those who smoke regular brands.

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

Committee for Responsible Investment

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

Received 11-7-2005

October 27, 2005

Mr. Andrew Schindler, CEO
Reynolds American
401 N. Main Street
Winston Salem, NC 27102-2866

Dear Mr. Schindler:

The Sisters of Mercy are concerned about the fact that many African Americans have become addicted to menthol cigarettes and as a result have a greater risk of developing lung cancer and are unaware of the health hazards to them. Therefore we are filing the enclosed shareholder resolution.

The Sisters of Mercy are beneficial owners of 100 shares of Reynolds American Inc. Common Stock. Verification of ownership is enclosed. We intend to retain our shares of Reynolds American Inc. through the date of the 2006 annual meeting.

I am hereby authorized to notify you that the Sisters of Mercy of the St. Louis Regional Community will be the primary filer for the enclosed resolution. I trust that it will be considered for action by the shareholders at the 2006 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the annual shareholders meeting to move the resolution. Please note the contact person for this resolution will be: Michael Crosby, OFMCap. His telephone number is 414-271-0735 and fax number is 414-271-0637 and his address is 1015 North Ninth St., Milwaukee, WI 53233. His email address is mikecrosby@aol.com

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information.

Sincerely,

S. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosures

cc: Julie Wokaty - ICCR
Sister Susan Jordan, SSND
Rev. Mike Crosby, OFMCap

usbank
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

OCT 3 1 2005

October 27, 2005

Sisters of Mercy of the
St Louis Regional Community, Inc.
Attn: Sister Katherine Marie Glosenger, RSM
Treasurer
2039 N. Geyer Road
Saint Louis, MO 63131

RE: OWNERSHIP OF R. J. REYNOLDS TOBACCO COMMON STOCK

Dear Sister Katherine:

The Sisters of Mercy of the St. Louis Regional Community, Inc. currently owns 100 shares of Reynolds American Inc. Common stock. You have been the beneficial owner of such voting securities for over one year. Furthermore, the Sisters of Mercy have had continuous ownership of this security since 1994.

As the custodial agent, record holder, for the Sisters of Mercy, we verify that these securities are held at DTC in the nominee name of CEDE & Co. for the benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

Sincerely,

Kim A Strong

Kim A. Strong
Assistant Vice President
(314) 418-2619

Catherine Rowan
Corporate Responsibility Consultant

Received 11-21-05

cc: [illegible]

November 17, 2005

Susan M. Ivery
Chief Executive Officer
Reynolds American, Inc.
P.O. Box 2990
Winston-Salem, NC 27102-2990

Dear Ms. Ivery,

Trinity Health looks for social and environmental as well as financial accountability in its investments. We are concerned about the particular health impact of smoking menthol cigarettes, and ask our company to be proactive in addressing these concerns, with a focus on the African American community.

Trinity Health has held over $2000 worth of shares in Reynolds American, Inc. continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting. Enclosed please find a letter of verification of ownership.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contacts for this proposal are Jennifer Ross (314-909-4625) and Rev. Michael Crosby (414-271-0735), representing the Sisters of Mercy Regional Community of St. Louis.

We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
[illegible]

Northern Trust

November 7, 2005

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 2,000 shares of Reynolds American Common Stock as of 10/31/2005.

Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in Abbott continuously over the past twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo

Brian M. Campo
Vice President
The Northern Trust Company

CSA

Congregation of Sisters of St. Agnes

[illegible]

November 16, 2005

Mr. Robert Emken, Jr.
Reynolds American, Inc.
P. O. Box 2990
401 N. Main Street
Winston-Salem, N.C. 27102-2990

Dear Mr. Emken,

I write to you on behalf of the Congregation of Sisters of St. Agnes (CSA) and other shareholders in requesting our Company to voluntarily undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes, including data showing the industry descriptors such as "light" and "ultralight" do not mean that those who smoke such brands will be any less likely to incur diseases than those who smoke regular brands.

The members of our Congregation established hospitals over a century ago and continue to minister in the promotion of wellness and preventive health care. Members minister with the African American people of Louisiana, Alabama, Mississippi, North Carolina, Illinois and Wisconsin.

We submit the resolution for the inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Security Exchange Act of 1934. We would appreciate indication in the proxy statement that Congregation of Sisters of St. Agnes is a co-sponsor of this resolution. Primary contact should be made with S. Regina McKillip and we would like to receive all correspondence sent to her.

The Congregation of Sisters of Saint Agnes is the beneficial owner of Reynolds American stocks which have been owned for more than one year and there is no intent to sell it. A letter verifying ownership is enclosed. We urge you to implement the action requested so further resolutions will not be necessary.

Sincerely,

S. Kathleen Nelessen CSA

S. Kathleen Nelessen, CSA
Member - Justice, Peace, Ecology Committee

CC: S. Regina McKillip
Rev. Michael Crosby, OFM Cap.

RECEIVED
NOV 18 2005
R.A.E.

Justice, Peace and Ecology
[illegible] County Road K, Fond du Lac, WI [illegible]
[illegible] • Fax [illegible]
email: [illegible] • web: [illegible]

KeyBank N.A.
127 Public Square
Cleveland, OH 44114-1306

October 26, 2005

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 29 shares of Reynolds American Inc. (RAI) as of October 25, 2005. The shares of Reynolds American Inc. (RAI) were received on July 30, 2004 in exchange for 29 shares of RJ Reynolds Tobacco (RJR), which had been held since April 24, 2002.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Thor G. Haraldsson
Managing Director and
Senior Relationship Manager
Client Management and Consulting Group

Annex B

Description of Litigation

The Proposal would improperly interfere with litigation strategy in significant legal actions pending against the Company's principal operating subsidiary, Reynolds Tobacco. Set forth below is a brief summary of these cases.

In November 1998, in City of St. Louis, et al. v. American Tobacco Company, Inc., et al., Cause No. CV 982-09652, Circuit Court of the City of St. Louis, State of Missouri, approximately fifty (50) hospitals filed suit seeking to recover from Reynolds Tobacco and other cigarette manufacturers (including Reynolds Tobacco's indemnitee, B&W) billions of dollars in costs they contend they were forced to incur for treating indigent patients who smoked cigarettes, particularly African Americans. On April 15, 2003, plaintiffs filed their Second Amended Petition which included the specific allegation that "Defendants predominately market mentholated cigarettes to African Americans despite, . . . conclusions . . . that menthol may promote deeper inhalation and . . . cause, aggravate or contribute to . . . higher addiction rates in African Americans."

To support these allegations, plaintiffs have retained expert witnesses who have testified that, in their opinion, African Americans who smoke predominantly smoke mentholated cigarettes and that mentholated cigarettes not only increase the addictive qualities of cigarettes, but also increase the risk of cancer. Reynolds Tobacco denies these allegations and will present expert testimony countering these claims. As a result, the specific issues raised in the Proposal are being actively litigated in the City of St. Louis case.

There are currently several pending class actions against Reynolds Tobacco or its affiliates or indemnitees, including B&W, alleging that the use of the terms "light" and "ultralight" constitutes unfair and deceptive trade practices. These cases are discussed below. With respect to B&W, in connection with the business combination of Reynolds Tobacco and the U.S. cigarette and tobacco business of B&W on July 30, 2004, Reynolds Tobacco agreed to indemnify B&W and its affiliates against, among other things, any litigation liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W.

On November 14, 2001, in Turner v. R. J. Reynolds Tobacco Co., Case No. 00L-113, an Illinois state court judge (Madison County) certified a class defined as "[a]ll persons who purchased defendants' Doral Lights, Winston Lights, Salem Lights and Camel Lights, in Illinois, for personal consumption, between the first date that defendants sold Doral Lights, Winston Lights, Salem Lights and Camel Lights through the date the court certifies this suit as a class action...." On June 6, 2003, Reynolds Tobacco filed a motion to stay the case pending Philip Morris' appeal of the Price v. Philip Morris case, which as discussed below, was dismissed on December 15, 2005. On July 11, 2003, the judge denied the motion, and Reynolds Tobacco appealed to the Illinois Fifth District Court of Appeals. The Court of Appeals denied this motion on October 17, 2003. However, on October 24, 2003, a justice on the Illinois Supreme Court ordered an emergency stay of all proceedings pending review by the entire Illinois Supreme

Court of Reynolds Tobacco's emergency stay/supremacy order request filed on October 15, 2003. On November 5, 2003, the Illinois Supreme Court granted Reynolds Tobacco's motion for a stay pending the court's final appeal decision in Price, which as discussed below, was dismissed on December 15, 2005.

On December 18, 2001, in Howard v. Brown & Williamson Tobacco Corp., another Madison County, Illinois state court judge certified a class defined as "[a]ll persons who purchased Defendant's Misty Lights, GPC Lights, Capri Lights and Kool Lights cigarettes in Illinois for personal consumption, from the first date that Defendant sold Misty Lights, GPC Lights, Capri Lights and Kool Lights cigarettes in Illinois through this date." On June 6, 2003, the trial judge issued an order staying all proceedings pending resolution of the Price v. Philip Morris case, which as discussed below, was dismissed on December 15, 2005. The plaintiffs appealed this stay order to the Illinois Fifth District Court of Appeals, which heard oral argument on October 7, 2003. The Court of Appeals affirmed the Circuit Court's stay order on August 19, 2005.

A "lights" class–action case is pending in the same jurisdiction in Illinois against Philip Morris, Price v. Philip Morris, Inc., formerly known as Miles v. Philip Morris, Inc. Trial began on January 21, 2003. On March 21, 2003, the trial judge entered judgment against Philip Morris in the amount of $7.1 billion in compensatory damages and $3 billion in punitive damages to the State of Illinois. Based on Illinois law, the bond required to stay execution of the judgment was set initially at $12 billion. Because of the difficulty of posting a bond of that magnitude, Philip Morris pursued various avenues of relief from the $12 billion bond requirement. On April 14, 2003, the trial judge reduced the amount of bond. He ordered the bond to be secured by $800 million, payable in four equal quarterly installments beginning in September 2003, and a pre–existing $6 billion long–term note to be placed in escrow pending resolution of the case. The plaintiffs appealed the judge's decision to reduce the amount of the bond. On July 14, 2003, the appeals court ruled that the trial judge exceeded his authority in reducing the bond and ordered the trial judge to reinstate the original bond. On September 16, 2003, the Illinois Supreme Court ordered that the reduced bond be reinstated and agreed to hear Philip Morris' appeal without need for intermediate appellate court review. On December 15, 2005, the Illinois Supreme Court overturned the lower state court's decision in Price, and sent the case back to the lower court with instructions to dismiss the case.

Two "lights" class–action cases are pending against Reynolds Tobacco or B&W in Missouri. On December 31, 2003, in Collora v. R. J. Reynolds Tobacco Co., Case No. 002-00732, a Missouri state court judge in St. Louis certified a class defined as "[a]ll persons who purchased Defendants' Camel Lights, Camel Special Lights, Salem Lights and Winston Lights cigarettes in Missouri for personal consumption between the first date the Defendants placed their Camel Lights, Camel Special Lights, Salem Lights and Winston Lights cigarettes into the stream of commerce through the date of this Order." On January 14, 2004, Reynolds Tobacco removed this case to the United States District Court for the Eastern District of Missouri. On September 30, 2004, the case was remanded to the Circuit Court for the City of St. Louis. On September 23, 2005, Reynolds Tobacco removed the case to the United States District Court for the Eastern District of Missouri. The defendants argue that the case is removable based on the United States Court of Appeals for the Eighth Circuit's August 25, 2005 decision in Watson v. Philip Morris Companies, Inc., which upheld the federal officers removal statute as a basis for removal in "lights" cases. The plaintiffs filed a motion to remand on October 25, 2005. Similarly, in Black v. Brown & Williamson Tobacco Corp., also pending in Missouri, B&W removed the case to the United States District Court for the Eastern District of Missouri on September 23, 2005. The plaintiffs filed a motion to remand on October 25, 2005.

Schwab McLaughlin v. Philip Morris USA, Inc., a nationwide "lights" class action, was filed on May 11, 2004, in the United States District Court for the Eastern District of New York before Judge Weinstein, against Reynolds Tobacco and B&W, as well as other tobacco manufacturers. The plaintiffs' motion for class certification and summary judgment motions by both sides were heard on September 12, 2005 and September 13, 2005. Although trial was scheduled to commence on January 9, 2006, Judge Weinstein has ordered that he will permit several months of additional discovery before deciding the class certification issue.

Reynolds Tobacco and B&W, respectively, removed two Louisiana cases, Harper v. R. J. Reynolds Tobacco Co. and Brown v. Brown & Williamson Tobacco Corp., to federal court. On January 27, 2005, the federal judge denied the plaintiffs' motions to remand in both cases. In Brown, on July 5, 2005, B&W filed a motion for summary judgment based on federal preemption and Louisiana Rev. Statute 51:1406. On September 14, 2005, Judge Trimble granted in part B&W's motion for summary judgment. The plaintiffs' Louisiana Unfair Trade and Consumer Protection Act claims were dismissed with prejudice. The remainder of the motion was denied. On October 17, 2005, B&W filed a motion for reconsideration and request for oral argument. On October 25, 2005, Judge Trimble denied the request for oral argument. On December 2, 2005, Judge Trimble denied B&W's motion for reconsideration and granted an immediate appeal.

In Dahl v. R. J. Reynolds Tobacco Co., a Minnesota state court judge dismissed the case on May 11, 2005 because the "lights" claims are preempted by the Federal Cigarette Labeling and Advertising Act. On July 11, 2005, the plaintiffs filed a notice of appeal with the Minnesota Court of Appeals for the Fourth Judicial District. On August 22, 2005, plaintiffs filed their opening brief. On September 22, 2005, Reynolds Tobacco removed the case to the United States District Court for the District of Minnesota, based on Watson v. Philip Morris Companies, Inc. (described above). On October 17, 2005, the plaintiffs filed a motion to remand. In Thompson v. R. J. Reynolds Tobacco Co., also pending in Minnesota, Reynolds Tobacco removed the case on September 23, 2005 to the United States District Court for the District of Minnesota. On October 21, 2005, the plaintiffs filed a motion to remand. Argument on the plaintiffs' motion to remand is scheduled for February 14, 2006.

Finally, two "lights" class actions are in the class certification motion and discovery process. These cases include Huntsberry v. R. J. Reynolds Tobacco Co. (Washington) and Rios v. R. J. Reynolds Tobacco Co. (Florida).

In addition to these actions, many individual actions are currently pending in which the plaintiffs' complaints include allegations that one or more of the Company's operating subsidiaries engaged in tortious and/or deceptive conduct in connection with the design and marketing of "light" cigarettes. These cases are in various stages of trial readiness.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

January 29, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Reynolds American Inc.

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the Sisters of Mercy of the St. Louis Regional Community, Inc., Trinity Health and the Congregation of the Sisters of Saint Agnes (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Reynolds American Inc. (hereinafter referred to either as "Reynolds" or the "Company"), and which have jointly submitted a shareholder proposal to Reynolds, to respond to the letter dated December 28, 2005, sent to the Securities & Exchange Commission by the Company, in which Reynolds contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Reynold's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to undertake an information campaign with respect to the unique health hazards to African Americans which arise from smoking the Company's tobacco products.

BACKGROUND

Recent scientific investigation has shown quite conclusively that African Americans run greater risks of lung cancer than comparable (age, sex, etc) groups of whites. Although there were earlier studies that suggested this, a definitive study was published last week in the **New England Journal of Medicine**, probably the most prestigious medical journal published in the country. That article, entitled *Ethnic and Racial Differences in the Smoking-Related Risk of Lung Cancer*, at Vol. 354, pp.333-342 (January 26, 2006), demonstrates that African Americans are more likely to contract lung cancer than are other racial groups and that for some population groups, such as either men of women who smoke less than 10 cigarette per day, African Americans are *more than twice* as likely to contract lung cancer as are comparable white people. (At 10-20 cigarettes per day, the African Americans are *almost twice* as likely to contract lung cancer as are whites.) A graph comparing some of the racial differences found by the study is attached as Exhibit A, and a copy of the full study, which followed 183,813 persons over an eight year period, is attached as Exhibit B.

This Article built upon earlier studies, cited in the shareholder proposal, that showed that African Americans overwhelming prefer, and smoke, menthol cigarettes. Thus, although menthol cigarettes constitute approximately 25% of the total cigarette market, they are smoked by 70% of African Americans who smoke. Although the new study does not attempt to pinpoint the reasons for the drastically higher lung cancer rate among African Americans, as pointed out in the shareholder proposal, scientists entertain the hypothesis that the disproportionate addiction to mentholated cigarettes may explain their higher cancer rate. As noted in the Abstract to the article cited in the proposal, its "study results are consistent with prior research that suggests that menthol may be used to offset reductions in smoke delivery . . . and to facilitate compensatory smoke inhalation behaviors". Excerpts from this article, *Characterization of measured menthol in 48 U.S. cigarette sub-brands*, 7 **Nicotine & Tobacco Research**, issue # 4 (August1, 2005) follow, and the entire text is attached as Exhibit C:

Introduction

Menthol is the only cigarette additive explicitly marketed to consumers, and more than one-quarter of the cigarettes sold in the United States are characterized as mentholated. However, tobacco manufacturers are not required to report the amount of menthol added to cigarettes . . . The role of menthol in cigarettes has received growing attention owing to recent speculation that increased rates of menthol cigarette use may contribute to the known health disparities between White and Black smokers in the United States (Clark, Gardiner, Djordjevic, Leischow, & Robinson, 2004). Race and ethnicity are clearly related to some smokers' preference for mentholated cigarettes. For example, among Black smokers, mentholated cigarettes are preferred over nonmentholated at a ratio of 2 to 1. White and Hispanic smokers exhibit the reverse pattern, favoring nonmentholated cigarettes at ratios of 3 to 1 and 2 to 1, respectively (Giovino et al, 2004; U.S. Department of Health and Human Services, 1998). Similar patterns are demonstrated in Massachusetts among youth smokers (Briton et al, 1997).

Brand promotions also reflect these market differences. Tobacco manufacturers are more likely to advertise mentholated brands in areas with disproportionately higher minority populations (Laws, Whitman, Bowser, & Krech, 2002; Massachusetts Tobacco Control Program, 1998), to feature non-White models in advertisements for mentholated cigarettes (Stoddard, Johnson, Sussman, Dent, & Boley-Cruz, 19989), and to advertise in magazines with higher minority readerships. . . . (At pp. 523-524.)

Discussion

. . . .

Recent studies have suggested that increased menthol may offset reductions in delivery of tar and nicotine and facilitate compensatory inhalation behavior (including larger, longer, and deeper puffs) for smokers of cigarettes with reduced machine-measured smoke delivery (Ahijevych & Garrett, 2004; Ferris Wayne & Connolly, 2004; Garten & Falkner, 2003). The observed higher levels in the present study in both menthol per cigarette and menthol per tobacco among cigarettes with descriptive labels claiming reduced delivery (ultralight and light) are consistent with the possible use of menthol to offset reductions in smoke delivery or impact . . . (At p. 530.)

Although smokers may believe that "light" equals less and "ultralight" equals much less of a given product substance (Kozlowski & Pillitteri, 2001), in the case of menthol the reverse is clearly true. . . . (At p. 531.)

RULE 14a-8(i)(7)

The Company's contention that the Proponents' shareholder proposal should be excluded because it is the subject of litigation, if accepted, would guarantee that no tobacco proposal could ever be placed on a tobacco company's proxy statement. The Company's second largest brand is KOOL, a mentholated cigarette. Because tobacco is the only consumer product that kills when used as directed, tobacco companies are the defendants in thousands of cases. Indeed, Reynold's 10-K reports (pp. 10-11 and Footnote 13 to the financials, at p. 109) that it is a defendant in approximately 4,002 tobacco related cases. Since there are probably several hundred, and maybe several thousand, theories of liability being asserted in those thousands of cases, acceptance of the Company's argument would insulate it from shareholder proposals dealing in any way with the hazards of smoking. As an illustration, the only lawsuit in the Company's Appendix B that it claims has allegations about African Americans being especially at risk of cancer from the Company's cigarettes is *City of St. Louis et al v. American Tobacco, Inc., et al.* Yet in the Company's 10-K, no reference is made to such allegations when the lawsuit is described (See Footnote 13 to the financials, at p. 132 where the lawsuit is listed among those brought by hospitals which lawsuits are described as seeking "recovery of costs expended by hospitals on behalf of patients who suffer, or have suffered, from illnesses allegedly resulting from the use of cigarettes". A similar description is found on page 32 of the 10-K.) It seems unlikely that harm to African Americans is the gravamen of that complaint. Indeed, although the portion of Footnote 13 dealing with tobacco litigation stretches on for some 35 pages (pp. 108-142; see also the descriptions at pp. 10-42), there does not appear, in of all the verbiage and the listing of scores of cases, to be any reference whatsoever to litigation about the enhanced risks to African Americans. As previously noted, the Company's argument, if accepted, would insulate it from all shareholder proposals dealing in any way with the hazards of smoking since somewhere in all that litigation the Company will find an appropriate allegation.

Needless to say, the Staff has taken a much more limited approach to what can be excluded under the rubric of "litigation strategy". It is only those proposals that pertain to how and whether a registrant should defend, instigate or conduct legal matters that are subject to the ordinary business exclusion. The no-action letters cited by the Company are of this type, and those that appear to be broader are merely situations where the registrant is asking indirectly to achieve these same objectives.

In contrast, the Proponents' shareholder proposal requests the Company to disclose to its African American customers the enhanced risk that they run when they smoke the Company's second most important tobacco product. The Company's argument is analogous to saying that one of the Surgeon General's Warnings that must appear on cigarette packages ("SURGEON GENERAL'S WARNING: Smoking by Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight") would, had it been the subject of a shareholder proposal, be excludable because there are undoubtedly suits by pregnant women alleging damages to them and their fetuses from smoking. The fact, if true, that there is already litigation by African Americans over the enhanced dangers to them of smoking, and/or the relation of that danger to the common African American preference for "light" or "ultralight" menthol cigarettes, is irrelevant to the core purpose of the resolution, which is to protect the heath of the African American community. In short, the Proponents' shareholder proposal involves an important public health and policy matter, not litigation strategy.

The most analogous Staff response to a no-action request citing "litigation strategy" occurred in *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002). (Accord, *UST, Inc.* (March 13, 2000); *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000). See also *The Dow Chemical Company* (February 11, 2004.). In that instance, the registrant argued that a proposal that it include additional warnings on its packages would interfere with its litigation strategy. The Staff rejected the no-action letter request. An excerpt from the letter sent by the undersigned on behalf of those proponents well summarizes the fallacy of the Company's argument:

> The Company's argument concerning litigation strategy is equivalent to Enron arguing that a shareholder proposal calling for its Board to adopt a policy "that the public accounting firm retained by our Company to provide audit services . . . should not also be retained to provide non-audit-services" (see Ameren Corporation (January 14, 2002) should be excluded as an ordinary business matter because Enron is engaged in litigation concerning its falsified books and its accountant's conflicts of interest. Or that a shareholder proposal for a by-law amendment requiring that members of Enron's audit committee must meet certain definitions of "independence" should be excluded as an ordinary business matter since there is pending litigation over the actions of the Board, its audit committee and their independence of management. Acceptance of such a theory in either case would prevent vital communication among shareholders at the very time when it was most needed to protect shareholder interests. The mere fact that some matter is also the subject of litigation does not prevent that matter from being a significant policy issue for the corporation and its shareholders. A different question arises if a shareholder proposal attempts to deal not with the underlying substantive policy issue, but rather with the *manner* in which the corporation conducts its litigation. That would be a matter of ordinary business for the management to control. But the mere fact that there is also litigation which is in some manner is related to the basic policy issues raised by a shareholder proposal should not give the registrant a "get out of jail free" card by automatically barring such a shareholder proposal. Most recently, the Staff has recognized this distinction in denying no-action letter requests in UST, Inc. (March 13, 2000) and R.J. Reynolds Tobacco Holdings, Inc. (March 7, 2000).

Finally, we note that in Staff Legal Bulletin No. 14 (July 14, 2001), the Staff stated that it would not comment when "the arguments raised in the company's no-action letter are before a court of law." Therefore, even if the Staff does not agree with us that the Proponents' shareholder proposal does not involve the matters which are the subject of litigation by the Company, the Staff should refrain from granting the no-action request and should, instead, express no views on the matter.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

With respect to the Company's general argument set forth in the second paragraph on page 5 of its letter, we note that the basic arguments (concerning requirement for citations and labeling all opinions as such), as well as the citations in support of these arguments, have been rendered obsolete by Staff Legal Bulletin No. 14B, Section B.4. (September 15, 2004) which specifically reject these as grounds for revision of proposals under (i)(3).

With respect to the three specific objections set forth following the end of that paragraph, we refer the Staff to the materials in the section of this letter entitled "Background". If the Staff wishes any further confirmation of the assertions made by the Proponents (and not denied by the Company), we would be happy to supply them.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: McDara P. Folan, III
Proponents
Rev Michael Crosby
Sister Pat Wolf

Predicted Rates of Lung Cancer among Men Who Currently Smoke 10 Cigarettes per Day (Panel A) or 30 Cigarettes per Day (Panel B) and among Women Who Currently Smoke 10 Cigarettes per Day (Panel C) or 30 Cigarettes per Day (Panel D)

EXHIBIT A


A Men Who Smoke 10 Cigarettes/Day
B Men Who Smoke 30 Cigarettes/Day
C Women Who Smoke 10 Cigarettes/Day
D Women Who Smoke 30 Cigarettes/Day
African American
Native Hawaiian
White
Japanese American
Latino
Rate of Lung Cancer/100,000 Population
Age (yr)
0
500
1000
1500
2000
2500
3000
3500
4000
45
50
55
60
65
70
75
80

Haiman C. A et al. N Engl J Med 2006 354:333-342

EXHIBIT B (page 1 of 10)

The NEW ENGLAND JOURNAL of MEDICINE

ORIGINAL ARTICLE

◄ Previous Volume 354:333-342 January 26, 2006 Number 4 Next ►

Ethnic and Racial Differences in the Smoking-Related Risk of Lung Cancer

Christopher A. Haiman, Sc.D., Daniel O. Stram, Ph.D., Lynne R. Wilkens, Dr.P.H., Malcolm C. Pike, Ph.D., Laurence N. Kolonel, M.D., Ph.D., Brian E. Henderson, M.D., and Loïc Le Marchand, M.D., Ph.D.

ABSTRACT

Background There is remarkable variation in the incidence of lung cancer among ethnic and racial groups in the United States.

Methods We investigated differences in the risk of lung cancer associated with cigarette smoking among 183,813 African-American, Japanese-American, Latino, Native Hawaiian, and white men and women in the Multiethnic Cohort Study. Our analysis included 1979 cases of incident lung cancer identified prospectively over an eight-year period, between baseline (1993 through 1996) and 2001.

Results The risk of lung cancer among ethnic and racial groups was modified by the number of cigarettes smoked per day. Among participants who smoked no more than 30 cigarettes per day, African Americans and Native Hawaiians had significantly greater risks of lung cancer than did the other groups. Among those who smoked no more than 10 and those who smoked 11 to 20 cigarettes per day, relative risks ranged from 0.21 to 0.39 ($P<0.001$) among Japanese Americans and Latinos and from 0.45 to 0.57 ($P<0.001$) among whites, as compared with African Americans. However, at levels exceeding 30 cigarettes per day, these differences were not significant. Differences in risk associated with smoking were observed among both men and women and for all histologic types of lung cancer.

EXHIBIT B (page 2 of 10)

Conclusions Among cigarette smokers, African Americans and Native Hawaiians are more susceptible to lung cancer than whites, Japanese Americans, and Latinos.

The incidence of lung cancer is substantially higher among blacks, Native Hawaiians, and other Polynesians and lower among Japanese Americans and Hispanics than among whites in the United States.[1] The vast majority (80 to 90 percent) of these cases are attributable to cigarette smoking. Smoking behavior also varies widely among these ethnic and racial groups. In aggregated population surveys conducted in the United States, the age-adjusted prevalence of cigarette smoking was 30.1 percent among black adults and 27.3 percent among white adults.[2] Only 8.0 percent of black smokers, however, were reported to be heavy smokers (smoking at least 25 cigarettes per day), as compared with 28.3 percent of white smokers.[2] Native Hawaiians had higher rates of lung cancer than whites and Asians in descriptive studies, even though the smoking habits of these groups were similar.[1,3]

Previous studies have provided moderate support for the existence of ethnic and racial differences in the smoking-related risk of lung cancer, with black smokers and Native Hawaiian smokers having a greater risk than other populations.[4,5,6,7] We examined the relationship between the incidence of lung cancer and smoking history among African-American, Japanese-American, Latino, Native Hawaiian, and white men and women in the prospective Multiethnic Cohort Study, focusing on population-based differences in the effects of the extent and duration of smoking and the time since quitting on the risk of lung cancer.

Methods

Study Population

The Multiethnic Cohort Study consists of more than 215,000 men and women in California and Hawaii and comprises mainly five self-reported racial and ethnic populations: African Americans, Japanese Americans, Latinos, Native Hawaiians, and whites living in Hawaii and California.[8] Between 1993 and 1996, adults 45 to 75 years old enrolled in the study by completing a 26-page mailed questionnaire asking detailed information about dietary habits, demographic factors, level of education, occupation, personal behavior, prior medical conditions, and family history of common cancers. Potential participants were identified through driver's license files from the Department of Motor Vehicles, voter registration lists, and Health Care Financing Administration data files.

Incident cancers, histologic types of lung cancer, and the stage of lung cancer were identified by linkage to the Surveillance, Epidemiology, and End Results (SEER) cancer registries covering Hawaii and California. Deaths were identified by linkage to death-certificate files in Hawaii and California and the National Death Index. Case ascertainment and death information were complete through December 31, 2001, in both Hawaii and California. For each participant, the length of person-time in the study was determined from the time the questionnaire was returned until the earliest of the following: a diagnosis of lung cancer, the diagnosis of another smoking-related tumor, death from any cause, or the end of follow-up (December 31, 2001).

At baseline, participants reported whether they had ever smoked at least 20 packs of cigarettes in their lifetime,

Exhibit B (page 3 of 10)

the average number of cigarettes smoked (fewer than 5, 6 to 10, 11 to 20, 21 to 30, or at least 31 per day), the duration of smoking (no more than 10, 11 to 20, 21 to 30, 31 to 40, or at least 41 years), and for former smokers, the number of years since quitting (less than 1, 1 to 2, 3 to 5, 6 to 10, 11 to 15, 16 to 20, or at least 21 years). Occupations suspected to entail exposure to lung carcinogens were defined on the basis of previous reports.[9] The level of education was used as a proxy for socioeconomic status, and the highest level of education attained was classified in the following manner: no more than 8 years of school, 9 to 12 years of school, completion of vocational school, or some college or higher education. Intakes of specific food groups such as fruits and vegetables were calculated as nutrient densities (food intake divided by total energy) and evaluated in quintiles.

Beginning in 2003, participants received an updated version of the original baseline questionnaire to update information on diet and personal exposures. The follow-up questionnaire again asked about smoking status, the level and duration of smoking, and the participant's age at the initiation of smoking (younger than 15, 15 to 16, 17 to 18, 19 to 21, 22 to 25, or older than 25 years). In the current analysis, we included such data on 5090 participants who reported a history of smoking at baseline to clarify sex and ethnic and racial differences in age at the start of smoking and the rates of smoking cessation since the first questionnaire. All questionnaires were approved by the institutional review boards at the University of Southern California and the University of Hawaii.

Excluded from this analysis were approximately 14,000 participants with other ethnic or racial backgrounds, approximately 2300 participants with a history of lung cancer or other smoking-related cancer as reported on the baseline questionnaire or from the cancer registries, approximately 8000 participants with missing data on smoking, and approximately 7600 participants with missing dietary data. A total of 183,813 participants contributed person-time to the analysis, and 1979 cases of lung cancer (1135 in men and 844 in women) were recorded. Cases were classified histologically as adenocarcinoma, squamous-cell carcinoma, small-cell carcinoma, large-cell carcinoma, or other. Disease stage was categorized as localized, regional, or distant.

Statistical Analysis

We used Poisson regression to model the absolute risk of lung cancer among participants who had never smoked, former smokers, and current smokers simultaneously (Hirosoft Sofware) as monomial functions of age and smoking duration, following the general approach of Doll and Peto.[10,11] Our data indicated that the risk of lung cancer among participants who had never smoked was well fit as proportional to age to the fourth power and that the excess risk of lung cancer among former and current smokers was adequately described as a function of smoking duration to the fourth power multiplied by the number of cigarettes smoked per day. The effect of the level and duration of smoking in the model could be modified by race or ethnic group, sex, time since quitting, and an interaction between race or ethnic group and the smoking variables. We found the interaction between race or ethnic group and the number of cigarettes smoked to be significant ($P<0.001$). Additional terms for occupation, level of education, and dietary intake of fruits and vegetables were included in the multivariate models and evaluated as potential confounding factors. The specific details of the model we used are described in the Supplementary Appendix, available with the full text of this article at www.nejm.org.

Results

Exhibit B (page 4 of 10)

Study Population

The mean age at baseline was 60.1 years for men and 59.6 years for women. The level of education varied widely among the groups (Table 1). Among men, the rate of current smoking was highest among African Americans (28.5 percent) and Native Hawaiians (20.1 percent) and lowest among Japanese Americans (15.5 percent) and whites (15.9 percent) (Table 1). Among women, African Americans and Native Hawaiians were the most frequent current smokers, whereas Latinos and Japanese Americans had the lowest percentage of current smokers. Among both men and women, African Americans and Latinos reported smoking the fewest cigarettes per day, with whites being the heaviest smokers.

View this table: **Table 1.** Baseline Characteristics of the Participants.
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Age at Initiation of Smoking and Cessation Rates

We found significant yet fairly small differences in age at the initiation of smoking in a subgroup of 5090 participants (P<0.001) (Table 2). As compared with African-American women, Japanese-American women reported being older and whites younger when they began smoking. The same was true for men. Among both men and women, the mean age at smoking initiation was similar in African Americans, Native Hawaiians, and Latinos.

View this table: **Table 2.** Mean Age at Initiation of Smoking and Age-Adjusted Quitting Rates among Men and Women, According to Ethnic or Racial Group.
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In the same subgroup, 539 of 1271 participants who reported smoking at baseline reported having quit smoking during the follow-up period (42.4 percent) (Table 2). Whereas 42.2 percent of African-American men quit smoking during follow-up, the rate was significantly higher among white men (55.5 percent, P=0.02) and lower, but not significantly so, among Native Hawaiian men (31.2 percent, P=0.34). There were no significant differences in quitting rates between African-American men and either Japanese-American men (41.7 percent, P=0.94) or Latino men (51.0 percent, P=0.19) or among the women.

Observed Risk of Lung Cancer According to Histologic Type and Stage of Disease

In age-adjusted analyses that did not account for smoking history, African-American and Native Hawaiian men had the highest incidence of lung cancer, whereas the incidence was similar among Native Hawaiian, white, and African-American women (Table 3). The incidence was significantly lower among Japanese Americans and Latinos than among African Americans — from 54.0 percent lower among Japanese-American men (P<0.001) to 71.0 percent lower among Latino women (P<0.001). The incidence of lung cancer among white women was similar to that among Native Hawaiian women (17.0 percent and 20.0 percent lower than that among African-American women, respectively), whereas the incidence among white men was 40.0 percent lower than that

Exhibit 6 (page 5 of 10)

among African-American men.

View this table: [in this window] [in a new window] **Table 3.** Age-Standardized Incidence Rates and Relative Risks of Lung Cancer among Men and Women According to Ethnic or Racial Group, Histologic Cell Type, and Stage of Disease.

We evaluated the distribution of each type of lung cancer across populations. As expected, adenocarcinoma was the most common type overall, and the fraction of subjects with squamous-cell carcinoma was highest among African Americans and Native Hawaiians (Table 3). The fraction of subjects with large-cell carcinoma was greater among African Americans and Latinos, whereas the fraction of subjects with small-cell carcinoma was approximately twice as high among Native Hawaiians as among the other ethnic and racial groups.

Ethnic and racial differences in relative risks were observed for all histologic types of lung cancer. Subtype-specific risks among Native Hawaiians were similar to those among African Americans except for the risk of small-cell carcinoma (relative risk, 1.92; P=0.003) and large-cell carcinoma (relative risk, 0.31; P=0.03). The relative risks of all subtypes of lung cancer were substantially lower among Japanese Americans and Latinos than among African Americans and ranged from 0.19 for large-cell carcinoma (P<0.001) to 0.58 for adenocarcinoma (P<0.001). As compared with African Americans, whites had significantly lower relative risks of all subtypes except small-cell carcinoma (Table 3).

The distribution of distant, regional, and localized disease was similar across groups (Table 3). The distribution among African Americans and whites was consistent with SEER data.[12] Ethnic or racial differences in the risk of lung cancer were observed across all stages of disease, with African Americans and Native Hawaiians having similarly elevated risks. As compared with African Americans, Latinos and Japanese Americans had significantly lower relative risks for all stages, ranging from 0.28 for regional disease (P<0.001) to 0.54 for localized disease (P<0.001). Among whites, the relative risk of distant disease (P<0.001), but not of localized disease (P=0.59) or regional disease (P=0.07), was significantly lower than that among African Americans (Table 3).

Risk of Lung Cancer Related to Cigarette Smoking

Figure 1 shows the predicted risks of lung cancer among current smokers as a function of age in the different ethnic and racial groups at various smoking levels. At low levels of smoking (10 cigarettes per day) (Figures 1A and 1C), Japanese Americans and Latinos had one third the risk of lung cancer of African Americans or Native Hawaiians (global P<0.001). These differences essentially disappeared with higher levels of smoking (30 cigarettes per day) (Figures 1B and 1D). Similar patterns were observed for former smokers.



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Figure 1. Predicted Rates of Lung Cancer among Men Who Currently Smoke 10 Cigarettes per Day (Panel A) or 30 Cigarettes per Day (Panel B) and among Women Who Currently Smoke 10 Cigarettes per Day (Panel C) or 30 Cigarettes per Day (Panel D).

Exhibit B (page 6 of 10)

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Table 4 presents the risk of lung cancer in the various groups as compared with African Americans according to the level of smoking, after adjustment for sex, the duration of smoking, and the time since quitting. Among current and former smokers combined, at all levels of smoking, the relative risk of smoking-related lung cancer among Native Hawaiians did not differ significantly from that among African Americans. At levels of no more than 10 and 11 to 20 cigarettes per day, the relative risk among Japanese Americans and Latinos ranged from 0.21 to 0.39, as compared with African Americans ($P<0.001$). The relative risk was also significantly lower among whites than among African Americans: 0.45 for no more than 10 cigarettes per day ($P<0.001$) and 0.57 for 11 to 20 cigarettes per day ($P<0.001$). The relative risks among Japanese Americans and Latinos were significantly lower than those among whites and ranged from 0.47 among Latinos who smoked no more than 10 cigarettes per day ($P<0.001$) to 0.68 among Japanese Americans who smoked 11 to 20 cigarettes per day ($P<0.001$). Among heavy smokers (those who smoked more than 30 cigarettes per day), the risk of lung cancer was similar among the five racial or ethnic groups.

View this table: [in this window] [in a new window] **Table 4.** Relative Risks of Smoking-Related Lung Cancer among Current and Former Smokers, According to the Level of Smoking.

To test the validity of our model, we computed the expected number of cases for each sex, racial or ethnic group, and smoking category (see Table 1 of the Supplementary Appendix) on the basis of the estimated model variables and the person-years of follow-up for each group of subjects defined by these variables. We found that the estimates predicted by the model were similar to the observed number of cases for each sex, ethnic or racial group, and smoking category.

A total of 13.1 percent of the cohort reported an occupation suspected to entail exposure to lung carcinogens (11.1 percent of African Americans, 12.0 percent of Native Hawaiians, 18.6 percent of Latinos, 12.8 percent of Japanese Americans, and 10.2 percent of whites). In analyses adjusted for smoking status, we found no strong associations between occupation and the risk of lung cancer (relative risk, 1.12; $P=0.14$). However, as compared with participants who completed no more than eight years of school, significant associations were observed among those who reported higher levels of education: both vocational training (relative risk, 0.73; 95 percent confidence interval, 0.56 to 0.95) and attending some college (relative risk, 0.70; 95 percent confidence interval, 0.58 to 0.84) were associated with a decreased risk of lung cancer. Total fruit intake ($P=0.03$) and vegetable intake ($P=0.11$) were not strong predictors of risk. Adjustment for these potential confounding factors did not influence the strong ethnic or racial differences in the risk of lung cancer associated with smoking.

These patterns were unchanged when we excluded 459 incident cases diagnosed within the first two years of follow-up. Among participants who had never smoked, we found no significant ethnic or racial differences in the rates of lung cancer in either sex (see Table 1 of the Supplementary Appendix).

Exhibit B (page 7/10)

Although statistical power was limited in some subgroup analyses because of the small numbers of cases, the ethnic or racial differences in the risk of lung cancer according to the histologic type were also more evident at lower levels of smoking (see Figures 1 through 4 of the Supplementary Appendix).

Discussion

We found significant differences in the association between cigarette smoking and the risk of lung cancer among five self-reported ethnic and racial populations. These differences were not evident among heavy smokers (those who smoked more than 30 cigarettes per day), a group that comprises between 2 percent and 19 percent of all smokers in the Multiethnic Cohort Study. The findings could not be explained by differences between populations in known or suspected risk factors, including diet, occupation, and socioeconomic status as assessed according to the level of education.

Previous comparisons of blacks with whites yielded moderate support for the existence of differences between these self-identified groups in the relative risk of lung cancer associated with cigarette smoking.[4,5,6] We found the risk among whites to be significantly lower than that among African Americans among participants who smoked no more than 10 cigarettes per day (relative risk, 0.45) and those who smoked 11 to 20 cigarettes per day (relative risk, 0.57). Few studies have compared the smoking-associated risks of lung cancer among Native Hawaiians, Asians, and Latinos.[7,13,14,15,16] In a population-based case–control study conducted in Hawaii, the risk of lung cancer among smokers after adjustment for the duration and level of smoking was more than twice as high among Native Hawaiians and 46 percent higher among whites as among Japanese Americans.[7] Our prospective analysis corroborates these findings at low-to-moderate levels of smoking. The smoking-associated risk of lung cancer among Hispanics has previously been reported to be similar to that among whites,[14] but we observed striking differences in risk, with Latinos and Japanese Americans having significantly lower risks than whites, Native Hawaiians, and African Americans at smoking levels of less than 30 cigarettes per day (Table 4).

Variation in the metabolism of nicotine among different ethnic and racial populations may underlie differences in smoking behavior (i.e., the depth and frequency of inhalation) and, thus, the uptake of carcinogens. Blacks have higher cotinine levels than white or Hispanic smokers after having smoked the same number of cigarettes.[17,18] Blacks have also been reported to inhale more nicotine per cigarette smoked than whites and perhaps therefore have increased exposure to tobacco carcinogens, which may account in part for their high rates of lung cancer, despite a low number of cigarettes smoked per day.[19]

Greater dietary intake of fruit and vegetables has been associated with a reduced risk of lung cancer.[20,21] There were considerable dietary differences among the ethnic and racial populations in our study; however, adjustment for mean daily fruit and vegetable intake among these groups could not explain the strong differences in risk among the populations. The level of education was related to risk, with the highest risk among those with less than eight years of schooling. Education is very likely a surrogate variable for other important exposures, but what these are and whether they are distributed disproportionately in the observed high-risk groups of African Americans and Native Hawaiians are not clear. Our findings are unlikely to be explained by differences in socioeconomic status, since over 50 percent of the African Americans in the Multiethnic Cohort Study had some college education, as compared with only 20 to 30 percent of Latinos.

Exhibit 6(page 8 of 10)

Another explanation for the increased risks among African Americans and Native Hawaiians at lower levels of smoking is that they are constitutionally more susceptible to the effects of tobacco carcinogens. Our data suggest that these differences may be most relevant at lower levels of smoking, perhaps because, at high levels (more than 30 cigarettes per day), metabolic or other relevant pathways become saturated. Inflammation or other pathophysiological processes may also differ between populations and influence susceptibility to lung cancer. Further research is needed to understand the underlying mechanisms.

Other differences in smoking behavior may affect cumulative tobacco exposure. Black smokers have typically preferred menthol brands, although most studies do not support the hypothesis that menthol cigarettes are associated with a greater risk of lung cancer than other types of cigarettes.[6,22] As previously mentioned, the intensity of smoking may differ among ethnic and racial groups, although in the previous case–control study in Hawaii, the type of cigarettes smoked and the depth of inhalation did not explain the observed differences in risk among Native Hawaiians, whites, and Japanese Americans.[7]

There may have been inconsistencies in the self-reported levels of smoking in our study, although the errors in reporting would have had to be substantially different between some groups to explain our findings. In a study among black, Hispanic, and white adolescents, the validity of self-reported levels of cigarette smoking was found to be similar across groups when compared with levels of expired carbon monoxide.[23] Another study of self-reported smoking frequency among black adults and white adults also found no significant differences in the validity of self-reports as compared with the number of cigarette butts collected.[24]

In summary, our data provide further support for the existence of ethnic and racial differences in the smoking-associated risk of lung cancer. Studies assessing differences in the metabolism of nicotine and tobacco carcinogens may help explain differences between populations in the susceptibility to smoking-related lung cancer.

Supported by a grant (CA 54281) from the National Cancer Institute.

No potential conflict of interest relevant to this article was reported.

We are indebted to Faye Nagamine, Dr. Kristine Monroe, Hank Huang, Peggy Wan, Stuart Wugalter, Judith Tom, Hongshi Chen, and Maj Earle for their assistance and to the participants in the Multiethnic Cohort Study for their participation and ongoing commitment.

Source Information

From the Department of Preventive Medicine, Keck School of Medicine, University of Southern California, Los Angeles (C.A.H., D.O.S., M.C.P., B.E.H.); and the Cancer Epidemiology Program, Cancer Research Center of Hawaii, University of Hawaii, Honolulu (L.R.W., L.N.K., L.L.M.).

Address reprint requests to Dr. Haiman at USC/Norris Comprehensive Cancer Center, 1441 Eastlake Ave., Rm. 4441, Los Angeles, CA 90089-9175, or at haiman@usc.edu .

References

1. Menck HR, Henderson BE. Cancer incidence patterns in the Pacific Basin. Frederick, Md.: National

Exhibit B (page 9/10)

Cancer Institute Monographs 1982;62:101-9.
2. Department of Health and Human Services. Tobacco use among U.S. racial/ethnic minority groups — African-Americans, American-Indians and Alaska Natives, Asian-Americans and Pacific Islanders, and Hispanics: a report of the Surgeon General. Atlanta: Centers for Disease Control and Prevention, 1998.
3. Kolonel L. Smoking and drinking patterns among different ethnic groups in Hawaii. Bethesda, Md.: National Cancer Institute Monographs 1979;53:81-7.
4. Harris RE, Zang EA, Anderson JI, Wynder EL. Race and sex differences in lung cancer risk associated with cigarette smoking. Int J Epidemiol 1993;22:592-599. [ISI][Medline]
5. Schwartz AG, Swanson GM. Lung carcinoma in African Americans and whites: a population-based study in metropolitan Detroit, Michigan. Cancer 1997;79:45-52. [CrossRef][ISI][Medline]
6. Stellman SD, Chen Y, Muscat JE, et al. Lung cancer risk in white and black Americans. Ann Epidemiol 2003;13:294-302. [CrossRef][ISI][Medline]
7. Le Marchand L, Wilkens LR, Kolonel LN. Ethnic differences in the lung cancer risk associated with smoking. Cancer Epidemiol Biomarkers Prev 1992;1:103-107. [Abstract/Full Text]
8. Kolonel LN, Henderson BE, Hankin JH, et al. A multiethnic cohort in Hawaii and Los Angeles: baseline characteristics. Am J Epidemiol 2000;151:346-357. [ISI][Medline]
9. Richiardi L, Boffetta P, Simonato L, et al. Occupational risk factors for lung cancer in men and women: a population-based case-control study in Italy. Cancer Causes Control 2004;15:285-294. [CrossRef][ISI][Medline]
10. Doll R, Peto R. Cigarette smoking and bronchial carcinoma: dose and time relationships among regular smokers and lifelong non-smokers. J Epidemiol Community Health 1978;32:303-313. [Abstract]
11. Doll RJ. The age distribution of cancer: implications for models of carcinogenesis. J R Stat Soc [A] 1971;134:133-66.
12. Gadgeel SM, Severson RK, Kau Y, Graff J, Weiss LK, Kalemkerian GP. Impact of race in lung cancer: analysis of temporal trends from a Surveillance, Epidemiology, and End Results database. Chest 2001;120:55-63. [Abstract/Full Text]
13. Hinds MW, Stemmermann GN, Yang HY, Kolonel LN, Lee J, Wegner E. Differences in lung-cancer risk from smoking among Japanese, Chinese, and Hawaiian women in Hawaii. Int J Cancer 1981;27:297-302. [ISI][Medline]
14. Humble CG, Samet JM, Pathak DR, Skipper BJ. Cigarette smoking and lung cancer in 'Hispanic' whites and other whites in New Mexico. Am J Public Health 1985;75:145-148. [Abstract]
15. Sobue T, Yamamoto S, Hara M, Sasazuki S, Sasaki S, Tsugane S. Cigarette smoking and subsequent risk of lung cancer by histologic type in middle-aged Japanese men and women: the JPHC study. Int J Cancer 2002;99:245-251. [CrossRef][ISI][Medline]
16. Stellman SD, Takezaki T, Wang L, et al. Smoking and lung cancer risk in American and Japanese men: an international case-control study. Cancer Epidemiol Biomarkers Prev 2001;10:1193-1199. [Abstract/Full Text]
17. Caraballo RS, Giovino GA, Pechacek TF, et al. Racial and ethnic differences in serum cotinine levels of cigarette smokers: Third National Health and Nutrition Examination Survey, 1988-1991. JAMA 1998;280:135-139. [Abstract/Full Text]
18. Wagenknecht LE, Cutter GR, Haley NJ, et al. Racial differences in serum cotinine levels among smokers in the Coronary Artery Risk Development in (Young) Adults study. Am J Public Health 1990;80:1053-1056. [Abstract]
19. Perez-Stable EJ, Herrera B, Jacob P III, Benowitz NL. Nicotine metabolism and intake in black and white smokers. JAMA 1998;280:152-156. [Abstract/Full Text]
20. Ziegler RG, Mayne ST, Swanson CA. Nutrition and lung cancer. Cancer Causes Control 1996;7:157-177. [CrossRef][ISI][Medline]
21. Smith-Warner SA, Spiegelman D, Yaun SS, et al. Fruits, vegetables and lung cancer: a pooled analysis of cohort studies. Int J Cancer 2003;107:1001-1011. [CrossRef][ISI][Medline]
22. Carpenter CL, Jarvik ME, Morgenstern H, McCarthy WJ, London SJ. Mentholated cigarette smoking and lung-cancer risk. Ann Epidemiol 1999;9:114-120. [CrossRef][ISI][Medline]

Exhibit B (page 10 of 10)

23. Wills TA, Cleary SD. The validity of self-reports of smoking: analyses by race/ethnicity in a school sample of urban adolescents. Am J Public Health 1997;87:56-61. [Abstract]
24. Clark PI, Gautam SP, Hlaing WM, Gerson LW. Response error in self-reported current smoking frequency by black and white established smokers. Ann Epidemiol 1996;6:483-489. [CrossRef][ISI] [Medline]

This article has been cited by other articles:

- Risch, N. (2006). Dissecting Racial and Ethnic Differences. *NEJM* 354: 408-411 [Full Text]

Exhibit C (page 1/9)

Nicotine & Tobacco Research Volume 7, Number 4 (August 2005) 523–531

Taylor & Francis
Taylor & Francis Group

Characterization of measured menthol in 48 U.S. cigarette sub-brands

Carolyn C. Celebucki, Geoffrey Ferris Wayne, Gregory N. Connolly, James F. Pankow, Elsa I. Chang

[Received 2 July 2004; accepted 15 December 2004]

More than 25% of cigarettes sold in the United States are branded as mentholated, and these cigarettes are smoked disproportionately among populations with disparate tobacco-related health outcomes. This study is the first (independent of the tobacco industry) to report menthol for 48 popular commercially available mentholated cigarette subbrands. The dependent variable "menthol per cigarette" was obtained by gas chromatography–mass spectrometer assay, whereas average per-cigarette milligram weight of tobacco filler ("tobacco per cigarette") was determined gravimetrically. Pearson's correlations assessed associations among continuous variables. Analyses of variance assessed mean differences on the independent variables of interest: manufacturer, brand family, industry descriptors of length (100 mm and King [85 mm]) and label (ultralight, light, medium/mild, and regular/full flavor), and a category constructed by the authors of exclusively menthol brand families (those without a nonmenthol offering; Kool, Newport, and Salem) versus others (GPC, Camel, and Marlboro). Results showed menthol per cigarette and menthol per tobacco (i.e., milligrams of menthol per gram of tobacco filler) to be significantly greater in cigarettes labeled with industry descriptors of ultralight or light, belying the common consumer perception that "light" means less. Menthol per cigarette and tobacco per cigarette were significantly greater in 100-mm compared with 85-mm cigarettes. The study results are consistent with prior research that suggests menthol may be used to offset reductions in smoke delivery or impact and to facilitate compensatory smoke inhalation behaviors in smokers of cigarettes with reduced machine-measured smoke delivery. Tobacco manufacturers should be required by federal or other regulatory agencies to report the amount of menthol added to cigarettes.

Introduction

Menthol is the only cigarette additive explicitly marketed to consumers, and more than one-quarter of the cigarettes sold in the United States are characterized as mentholated. However, tobacco manufacturers are not required to report the amount of menthol added to cigarettes, and no evaluation (independent of internal assessments within the tobacco industry) of menthol use in U.S. commercial brands has been reported. The role of menthol in cigarettes has received growing attention owing to recent speculation that increased rates of menthol cigarette use may contribute to the known health disparities between White and Black smokers in the United States (Clark, Gardiner, Djordjevic, Leischow, & Robinson, 2004). Race and ethnicity are clearly related to some smokers' preference for mentholated cigarettes. For example, among Black smokers, mentholated cigarettes are preferred over nonmentholated cigarettes at a ratio of 2 to 1. White and Hispanic smokers exhibit the reverse pattern, favoring nonmentholated cigarettes at ratios of 3 to 1 and 2 to 1, respectively (Giovino et al, 2004; U.S. Department of Health and Human Services, 1998). Similar patterns are demonstrated in Massachusetts among youth smokers (Briton et al., 1997).

Brand promotions also reflect these market differences. Tobacco manufacturers are more likely to advertise mentholated brands in areas with disproportionately higher minority populations

Carolyn C. Celebucki, Ph.D., Department of Psychology, University of Rhode Island, Kingston, R.I.; Geoffrey Ferris Wayne, M.A., Harvard School of Public Health, Cambridge, MA; Gregory N. Connolly, D.M.D, M.P.H., Harvard School of Public Health, Cambridge, MA, and Massachusetts Department of Public Health, Boston, MA; James F. Pankow, Ph.D., Elsa I. Chang, M.S., Oregon Health & Science University, Portland, OR.

Correspondence: Geoffrey Ferris Wayne, P.O. Box 183, Albion, CA 95410, USA. Tel: +1 (707) 937-3242; Fax: +1 (707) 937-3242; E-mail: ferriswayne@gmail.com

ISSN 1462-2203 print/ISSN 1469-994X online © 2005 Society for Research on Nicotine and Tobacco
DOI: 10.1080/14622200500186270

Exhibit C (page 2 of 9)

(Laws, Whitman, Bowser, & Krech, 2002; Massachusetts Tobacco Control Program, 1998), to feature non-White models in advertisements for mentholated cigarettes (Stoddard, Johnson, Sussman, Dent, & Boley-Cruz, 1998), and to advertise in magazines with higher minority readerships (King, Siegel, & Pucci, 2000). Although a number of popular brands are exclusively mentholated (e.g., Newport, Kool, Salem), most brand families with primarily nonmentholated sales (e.g., Marlboro, GPC, Camel) have now developed and marketed mentholated subbrands targeting the menthol consumer segment. Most recently, Philip Morris introduced Marlboro menthol shorts (72 mm) following market tests in urban areas (Philadelphia and Chicago).

To date, little research has been conducted to assess the role and effects of menthol in cigarettes. A recent review of the behavioral effects of menthol use in cigarettes observed both higher scores in measures of nicotine dependence and an indication of lower quit rates among Black smokers of mentholated cigarettes (Ahijevych & Garrett, 2004). The same study reported mixed findings regarding past measures of inhalation behavior and subsequent exposure. Giovino and colleagues (2004) reported no difference among Black smokers on number of cigarettes smoked per day by menthol or nonmenthol preference (12.1 vs. 13.2), but they observed that differences between White smokers reached statistical significance and that those who preferred mentholated cigarettes smoked fewer cigarettes compared with those who smoked nonmentholated cigarettes (18.1 vs. 19.8).

A published analysis of tobacco industry documents, which described internal industry research on the use and effects of menthol, confirmed the influence of menthol on perceptions of cigarette smoke strength or "impact" and suggested a number of physiological effects including menthol's characteristic "cooling" effect, trigeminal nerve stimulation, anesthetic effects, absorption enhancement, and altered respiratory patterns (Ferris Wayne & Connolly, 2004). Industry studies also observed differences in menthol levels and effects among brands and, notably, increased menthol levels in brands with lower machine-derived "tar" yields. In a summary of the known science, Henningfield et al. (2003) called for further independent study of these areas.

The present study describes the menthol content in commercially available cigarettes in relationship to other variables associated with the unburned cigarettes. These variables include measured tobacco filler per cigarette, industry descriptors of length (100 mm and King [85 mm]) and label (ultralight, light, mild/medium, and regular/full flavor), brand family (Camel, GPC, Kool, Newport, Marlboro, Salem), and manufacturer (Brown & Williamson, Lorillard, Philip Morris, R.J. Reynolds). Another category of interest contrasted exclusively mentholated brand families (i.e., Kool, Newport, and Salem) with other brands to assess whether cigarettes developed as mentholated differed from cigarettes that may have been modified from a nonmentholated brand.

Method

Sample

We obtained a convenience sample of 50 subbrands identified as mentholated by descriptors in the brand name. Packs of 49 brands of commercial mentholated cigarettes were purchased in the U.S. market from convenience stores between September 24, 2002, and June 10, 2003; the 50th menthol brand (Newport Slim 120 Hardpack) was supplied by the manufacturer during 2002 in compliance with Massachusetts public health regulation 105 CMR 660. All packs of cigarettes were stored unopened at 4°C inside two zipper-lock bags (one bag inside the other) until analyzed. Immediately prior to analysis, the bags containing the cigarette packs were removed from cold storage, placed on a lab bench, and allowed to warm to room temperature (around 20°C). For the present study, we excluded one brand family with a single represented brand (Benson & Hedges) and the single 120-mm cigarette (Newport Slim 120), leaving the final sample of 48. Table 1 depicts the sample of brands by length and descriptor label.

The convenience sample included the three most popular mentholated brand families (Kool, Newport, and Salem), and mentholated subbrands from three of the top six most popular nonmentholated brand families (Marlboro, Camel, GPC). All brand families (with the exception of Camel) had both King-size and 100-mm subbrands represented in the study. Newport and Camel did not have an ultralight category representative, and only three brand families (8 of the 48 subbrands) had representatives of the medium/mild category. These differences among brand families within the study sample reflect the subbrands available for sale within the commercial market in 2003.

Measures

Independent variables. Independent variables included the name of the manufacturer and the brand family of the cigarette: Brown & Williamson with GPC and Kool, Lorillard with Newport, Philip Morris with Marlboro, and R.J. Reynolds with Camel and Salem. Two of the independent variables—length (100 mm

Exhibit C (p. 3 of 9)

Table 1. Brand families by subbrand label descriptors and length.

		Number of subbrands				
Length	Brand	Ultra	Light	Medium	Regular	Total
85 mm (King)	Camel		1		1	2
	GPC	1	1		1	3
	Kool	1	1	2	2	6
	Marlboro	1	2	1	2	6
	Newport		2	1	2	5
	Salem	1	1		1	3
	Total	4	8	4	9	25
100 mm	GPC	1	1		1	3
	Kool	1	1	2	2	6
	Marlboro	1	2	1	1	5
	Newport		1	1	2	4
	Salem	1	2		2	5
	Total	4	7	4	8	23

and King [85 mm]) and descriptor label (ultralight, light, medium/mild, and regular/full flavor)—were defined by manufacturers' characterizations of their brand families. A fifth variable was developed by the authors based on whether the particular brand family offered nonmentholated as well as mentholated cigarette. Those brand families without nonmentholated cigarettes (Kool, Newport, and Salem) were contrasted with those offering nonmentholated cigarettes (Camel, GPC, and Marlboro) and categorized as exclusively mentholated.

Dependent variables. The amount of menthol (in milligrams) in the unburned cigarette (menthol per cigarette) was obtained through sample extraction and analyses. The total tobacco filler in the unburned cigarette (tobacco per cigarette) was the average per-cigarette weight of tobacco filler material (in grams) determined gravimetrically. Milligrams of menthol per gram of tobacco filler (menthol per tobacco) was a computational variable expressing the ratio of the two.

Procedures

Each cigarette menthol determination consisted of a pooled analysis of five cigarettes of the same brand and type, with the analytical result divided by 5 to determine per-cigarette menthol content. Duplicate analyses were performed for each brand by analyzing two samples of five cigarettes each, which permitted calculation of coefficients of variation for each duplicate pair. All coefficients of variation for the duplicates were less than 22%, and the average for all duplicates was 5.7%.

Extraction utilized a Waring laboratory blender and a 30 × 400-mm glass column fitted with a glass/Teflon stopcock. A blank sample was obtained prior to each extraction by rinsing the blender and then the column with 50 mL of HPLC-grade isopropanol. The cigarettes were sliced open from one end to the other using a clean blade and then placed in the blender. After that, 1.0 mL of a 10 mg/mL solution of 4-tert-butylcyclohexanol (Sigma-Aldrich) in HPLC-grade isopropanol was added directly to the cigarettes as a surrogate standard. This step was followed by addition of 100 mL of isopropanol as the extraction solvent. The entire cigarettes were shredded for 30 s at maximum speed (no-load: 22,000 rpm); only relatively small sections of shredded filter were visible in the resulting suspension. Each extract was then placed in the clean glass column for filtering through a 0.5-g plug of glass wool. The filtered extract was collected, used to suspend residual solids in the blender, filtered again through the column, and then labeled "extract 1." After that, another 100 mL of isopropanol was added to the column and passed through the shredded material accumulated on the glass wool. The first 50 mL was collected and labeled "extract 2"; the second 50 mL was collected and labeled "extract 3." For extracts 1 and 3, a slight gas pressure was used to aid draining through the glass wool. The weights of the three extracts yielded the actual extract volumes.

In the next step, 20 µL of a 1-µg/µL naphthalene-d_8 standard in HPLC-grade isopropanol was added to a 1-mL aliquot of each extract. Then 1.0 µL of each extract was analyzed using an Agilent Technologies gas chromatograph/mass spectrometer (GC/MS model 5890/5971). The GC column (0.25 µm film thickness DB-5, 30 m long, 0.25 mm i.d.) was obtained from J&W Scientific. The GC temperature program was 60°C for 1 min, 10°C/min to 220°C, hold for 1 min, 30°C/min to 320°C, then hold again for 1 min. The l-menthol (1R, 2S, 5R)-(−)-menthol standard was obtained from Sigma-Aldrich.

All quantitation was based on a series of standards containing naphthalene-d_8 at 20 ng/µL along with both l-menthol and 4-tert-butylcyclohexanol at 5–80 ng/µL. All quantitated extracts for mentholated cigarettes were within this range. (If necessary, "extract 1" samples were diluted by a factor of 10

Exhibit C (pg 4 of 9)

to enter this range.) Within each set of analyses, for l-menthol and 4-tert-butylcyclohexanol, the relative standard deviations in the standard-run response factors relative to naphthalene-d_8 were always less than 10%. For the 50 brands tested, the absolute recovery for 4-tert-butylcyclohexanol averaged 92%; the average relative standard deviation for the duplicate menthol analyses was 5.7%. The final assay resulted in a measure of nanograms menthol per microliter of extract solution. The minimum level of menthol that could be quantified accurately by this assay was 1.0 μg/cigarette.

The absolute menthol recovery for the method was determined by spiking known amounts of menthol into two brands of nonmentholated cigarettes (Camel Wide Light King HP and GPC Ultra Light King SP) and subjecting the spiked cigarettes to the assay protocol. Two spiking levels were used for each brand, 1.0 and 5.0 mg/cigarette. (In the present study, the range found for mentholated cigarettes was 1.5–4.4 mg/cigarette.) We confirmed for the nonmentholated cigarettes used that their menthol levels (~0.003–0.004 mg/cigarette) were negligible compared with the spiking levels. Eight recovery tests were performed (two spiking levels, two brands, with duplicates). At the 1.0 mg/cigarette spiking level, the average percent recoveries were 100.4% and 100.8% for the Camel and GPC brands, respectively; the corresponding coefficients of variation were 1.9% and 1.8%. At the 5.0 mg/cigarette spiking level, the average percent recoveries were 103.3% and 99.6% for the Camel and GPC brands, respectively; the corresponding coefficients of variation were 1.2% and 5.2%.

Statistical analyses

We used SPSS version 10 for all analyses.

Analyses of variance. We conducted a series of three-way (4 [manufacturer] × 4 [descriptor label] × 2 [length]) and two-way (6 [brand family] × 2 [length]), (2 [exclusively menthol] × 2 [length]) analyses of variance (ANOVAs) to assess mean differences on the dependent variables (i.e., menthol per cigarette, tobacco per cigarette, and menthol per tobacco) and to contrast exclusively menthol brand families with other brands. Where assumptions pertaining to equal variance were robust, we tested main effects using Student's least significant difference; otherwise, post-hoc tests used Dunnett's T3 for unequal variances. Although some interactions that involved manufacturer and descriptor labels reached statistical significance, small sample sizes precluded our undertaking analyses within manufacturer (Brown & Williamson, $n=18$; Lorillard, $n=9$; Philip Morris, $n=11$; R.J. Reynolds, $n=10$) or descriptor label.

Pearson's correlations. We calculated Pearson's correlations to assess the association among the continuous variables of menthol per cigarette, tobacco per cigarette, and menthol per tobacco.

Results

Means and standard deviations for the independent variables of manufacturer, brand family, length, and descriptor label are depicted in Table 2. We found no significant three-way interactions for manufacturer, length, and descriptor label on any of the dependent variables (menthol per cigarette, menthol per tobacco, and tobacco per cigarette). However, two of the nine two-way interactions (manufacturer, descriptor label) reached significance: menthol per cigarette ($p=.001$) and menthol per tobacco ($p=.000$). These significant interactions indicate that the relationship of one of the independent variables (manufacturer or descriptor label) with the dependent measures of menthol was not consistent across all categories of the other independent variable; therefore, the interpretation of main effects for either manufacturer or descriptor label should be viewed with caution.

After visual inspection of these data, we concluded that with the exception of medium/mild, descriptor label was ordinal on both menthol variables across all manufacturers; that is, menthol values for ultra-light were consistently greater than the values for light, and light values were consistently greater than the values for regular/full flavor. The deviation for medium/mild values on the menthol per cigarette variable was extremely small and occurred for only two manufacturers: Lorillard (with medium/mild, 2.53 mg, slightly higher than light, 2.42 mg) and Philip Morris (with medium/mild, 1.77 mg, slightly lower than regular/full flavor, 1.92 mg). Only one manufacturer, Philip Morris, had values for menthol per tobacco that were nonordinal, and the difference was again negligible: The medium/mild value (2.71 mg/g) was lower than the regular/full flavor value (2.77 mg/g). Therefore, we felt confident in the interpretation of main effects for descriptor label. Patterns were not as consistent for manufacturer's rank order on descriptor label.

Whereas manufacturer was significantly different in terms of menthol per tobacco and tobacco per cigarette, and results were somewhat suggestive for menthol per cigarette ($p=.101$), post-hoc tests (Dunnett's T3, data not shown) revealed significant results only for menthol per tobacco and only between two of the manufacturers: Brown & Williamson had a significantly higher mean value of 4.18 mg of menthol per gram of tobacco, compared with the value for Lorillard (3.04 mg/g) (Table 2).

Exhibit C (4q5 19)

Table 3. Means and standard deviations for menthol per cigarette, menthol per gram of tobacco, and tobacco filler per cigarette (by manufacturer, brand, length, and descriptor label).

Company	Brand	Length	Label	Number of subbrands	Menthol per cigarette (mg) Mean	Menthol per cigarette (mg) Standard deviation	Menthol per gram of tobacco (mg/g) Mean	Menthol per gram of tobacco (mg/g) Standard deviation	Tobacco filler per cigarette (g) Mean	Tobacco filler per cigarette (g) Standard deviation
Brown & Williamson	GPC	85 mm	Ultra	1	3.35		5.79		0.58	
			Light	1	2.83		5.15		0.55	
			Regular	1	1.95		3.15		0.62	
			Total	3	2.71	0.71	4.69	1.37	0.58	0.04
		100 mm	Ultra	1	3.51		4.74		0.74	
			Light	1	3.23		4.89		0.68	
			Regular	1	2.34		3.44		0.68	
			Total	3	3.03	0.61	4.36	0.80	0.69	0.04
		Total	Ultra	2	3.43	0.11	5.26	0.73	0.66	0.11
			Light	2	3.03	0.28	5.02	0.18	0.61	0.08
			Regular	2	2.15	0.28	3.29	0.21	0.65	0.04
	Total			6	2.87	0.62	4.52	1.02	0.64	0.07
	Kool	85 mm	Ultra	1	2.84		4.73		0.60	
			Light	1	2.29		3.69		0.62	
			Medium	2	2.24	0.04	3.80	0.16	0.59	0.01
			Regular	2	2.38	0.00	3.58	0.04	0.67	0.01
			Total	6	2.40	0.23	3.86	0.44	0.62	0.04
		100 mm	Ultra	1	3.78		4.73		0.80	
			Light	1	3.32		4.37		0.76	
			Medium	2	3.06	0.15	4.39	0.12	0.70	0.01
			Regular	2	2.79	0.35	3.56	0.48	0.79	0.01
			Total	6	3.14	0.41	4.16	0.54	0.76	0.05
		Total	Ultra	2	3.31	0.68	4.73	0.01	0.70	0.14
			Light	2	2.81	0.73	4.09	0.48	0.69	0.10
			Medium	4	2.66	0.49	4.10	0.36	0.65	0.06
			Regular	4	2.59	0.31	3.57	0.28	0.73	0.07
	Total			12	2.77	0.50	4.01	0.50	0.69	0.08
	All	85 mm	Ultra	2	3.10	0.38	5.25	0.74	0.59	0.01
			Light	2	2.56	0.38	4.42	1.03	0.59	0.05
			Medium	2	2.24	0.04	3.80	0.16	0.59	0.01
			Regular	3	2.24	0.25	3.43	0.25	0.66	0.03
			Total	9	2.50	0.43	4.14	0.87	0.61	0.04
		100 mm	Ultra	2	3.65	0.19	4.73	0.01	0.77	0.04
			Light	2	3.28	0.08	4.63	0.37	0.71	0.07
			Medium	2	3.06	0.15	4.39	0.12	0.70	0.01
			Regular	3	2.64	0.36	3.52	0.36	0.76	0.08
			Total	9	3.10	0.45	4.23	0.59	0.73	0.05
		Total	Ultra	4	3.37	0.40	4.99	0.52	0.68	0.11
			Light	4	2.92	0.47	4.53	0.64	0.65	0.09
			Medium	4	2.66	0.49	4.10	0.36	0.65	0.06
			Regular	6	2.44	0.35	3.46	0.28	0.70	0.07
Total				18	2.80	0.53	4.18	0.73	0.67	0.08

Exhibit C (page 6/9)

Table 2. (*Continued*).

					Menthol per cigarette (mg)		Menthol per gram of tobacco (mg/g)		Tobacco filler per cigarette (g)	
Company	Brand	Length	Label	Number of subbrands	Mean	Standard deviation	Mean	Standard deviation	Mean	Standard deviation
Lorillard	Newport	85 mm	Light	2	2.28	0.16	3.71	0.13	0.62	0.02
			Medium	1	2.32		3.46		0.67	
			Regular	2	1.81	0.10	2.35	0.07	0.69	0.02
			Total	5	2.02	0.39	3.11	0.71	0.65	0.04
		100 mm	Light	1	2.70		3.46		0.78	
			Medium	1	2.75		3.48		0.79	
			Regular	2	1.89	0.00	2.44	0.07	0.78	0.02
			Total	4	2.31	0.48	2.96	0.60	0.78	0.01
		Total	Light	3	2.42	0.27	3.62	0.17	0.67	0.10
			Medium	2	2.54	0.30	3.47	0.01	0.73	0.08
			Regular	4	1.75	0.17	2.39	0.08	0.73	0.05
Total				9	2.15	0.43	3.04	0.63	0.71	0.07
Philip Morris	Marlboro	85 mm	Ultra	1	4.27		7.76		0.56	
			Light	2	2.82	0.75	4.48	1.16	0.63	0.00
			Medium	1	1.71		2.80		0.69	
			Regular	2	1.91	0.07	2.83	0.13	0.68	0.01
			Total	6	2.57	1.02	4.21	1.99	0.63	0.05
		100 mm	Ultra	1	4.38		6.54		0.67	
			Light	2	3.43	0.04	4.83	0.04	0.71	0.01
			Medium	1	1.82		2.53		0.72	
			Regular	1	1.95		2.64		0.74	
			Total	5	3.00	1.09	4.27	1.62	0.71	0.08
		Total	Ultra	2	4.33	0.08	7.15	0.87	0.61	0.08
			Light	4	3.13	0.58	4.65	0.72	0.67	0.06
			Medium	2	1.77	0.08	2.71	0.28	0.66	0.09
			Regular	3	1.92	0.06	2.77	0.15	0.70	0.04
Total				11	2.77	1.02	4.24	1.77	0.66	0.06

Exhibit C (page 7 of 9)

Table 2. (*Continued*).

Company	Brand	Length	Label	Number of subbrands	Menthol per cigarette (mg)		Menthol per gram of tobacco (mg/g)		Tobacco filler per cigarette (g)	
					Mean	Standard deviation	Mean	Standard deviation	Mean	Standard deviation
R.J. Reynolds	Camel	85 mm	Light	1	2.45		4.06		0.60	
			Regular	1	1.79		2.67		0.67	
	Total			2	2.12	0.47	3.36	1.00	0.64	0.05
	Salem	85 mm	Ultra	1	2.94		4.74		0.62	
			Light	1	2.71		4.23		0.64	
			Regular	1	1.82		2.60		0.70	
			Total	3	2.49	0.59	3.86	1.12	0.65	0.04
		100 mm	Ultra	1	3.66		5.01		0.73	
			Light	2	3.29	0.46	4.16	0.66	0.79	0.01
			Regular	2	2.19	0.29	2.78	0.24	0.79	0.04
			Total	5	2.82	0.74	3.78	1.04	0.78	0.03
		Total	Ultra	2	3.30	0.51	4.88	0.19	0.69	0.08
			Light	3	3.09	0.46	4.19	0.47	0.74	0.09
			Regular	3	2.06	0.29	2.72	0.20	0.78	0.06
			Total	8	2.70	0.68	3.81	0.99	0.73	0.07
	All	85 mm	Ultra	1	2.94		4.74		0.62	
			Light	2	2.58	0.18	4.16	0.11	0.62	0.03
			Regular	2	1.81	0.02	2.64	0.05	0.69	0.02
			Total	5	2.34	0.52	3.67	0.97	0.65	0.04
		100 mm	Ultra	1	3.66		5.01		0.73	
			Light	2	3.29	0.46	4.16	0.66	0.79	0.01
			Regular	2	2.19	0.29	2.78	0.24	0.79	0.04
			Total	5	2.82	0.74	3.78	1.04	0.78	0.03
		Total	Ultra	2	3.30	0.51	4.88	0.19	0.68	0.08
			Light	4	2.89	0.50	4.16	0.38	0.71	0.10
			Regular	4	2.00	0.28	2.71	0.17	0.74	0.06
Total				10	2.60	0.68	3.72	0.95	0.71	0.06
All brands		85 mm	Ultra	4	3.36	0.65	5.75	1.43	0.59	0.00
			Light	8	2.56	0.39	4.19	0.68	0.61	0.00
			Medium	4	2.13	0.28	3.49	0.44	0.61	0.04
			Regular	9	1.90	0.29	2.86	0.47	0.67	0.02
			Total	25	2.39	0.62	3.89	1.23	0.63	0.04
		100 mm	Ultra	4	3.83	0.38	5.25	0.87	0.74	0.06
			Light	7	3.24	0.31	4.39	0.58	0.74	0.05
			Medium	4	2.69	0.60	3.70	0.69	0.73	0.04
			Regular	8	2.25	0.41	2.85	0.53	0.78	0.04
			Total	23	2.80	0.71	3.92	1.07	0.76	0.06
		Total	Ultra	8	3.59	0.56	5.50	1.12	0.66	0.09
			Light	15	2.88	0.49	4.28	0.62	0.67	0.08
			Medium	8	2.40	0.52	3.59	0.66	0.67	0.07
			Regular	17	2.08	0.39	2.92	0.48	0.71	0.06
Total				48	2.84	0.71	3.89	1.14	0.69	0.07

Exhibit C (9-8-09)

Results of the three-way ANOVAs indicated that all dependent measures were significantly different by descriptor label: tobacco per cigarette, $F(3, 44)=5.33$, $p=.007$; menthol per cigarette, $F(3, 44)=54.72$, $p=.000$; and menthol per tobacco, $F(3, 44)=64.03$, $p=.000$. Follow-up ANOVAs confirmed differences only for the menthol variables: menthol per cigarette, $F(3, 44)=20.84$, $p=.000$, and menthol per tobacco, $F(3, 44)=27.86$, $p=.000$. Ultralight cigarettes were significantly higher in menthol per cigarette and menthol per tobacco compared with regular/full flavor and medium/mild cigarettes. Further, light cigarettes were significantly higher on both measures than regular/full flavor cigarettes. No other comparisons reached significance.

Length was predictive for two of the dependent measures in the three-way ANOVAs: tobacco per cigarette, $F(1, 46)=121.26$, $p=.000$, and menthol per cigarette, $F(1, 46)=23.96$, $p=.000$, with longer cigarettes having greater amounts of each.

The series of two-way ANOVAs (brand family × length) and (exclusively menthol × length) revealed no significant two-way interactions (results not shown). Although we observed significant differences by brand family and length for the tobacco per cigarette variable—$F(5, 42)=4.41$, $p=.003$, and $F(1, 46)=96.94$, $p=.000$, respectively, with longer cigarettes having more tobacco)—post-hoc tests revealed no differences among individual brand families ($p=.131$).

Results of the ANOVA (exclusively menthol × length) revealed significant effects only for tobacco per cigarette; the exclusively menthol cigarettes, $F(1, 44)=15.44$, $p=.000$, and the longer cigarettes, $F(1, 44)=90.8$, $p=.000$, had greater amounts of each. Follow-up t tests within each length revealed that the relationship persisted only in the 100-mm length; the exclusively menthol category had significantly higher levels of tobacco than did the other typically nonmentholated brand category, $t(20)=-4.43$, $p=.000$.

Zero-order correlations among continuous variables (data not shown) revealed menthol per tobacco to be positively correlated with menthol per cigarette, $r(47)=.912$, $p<.000$, and negatively correlated with tobacco per cigarette, $r(47)=-.341$, $p<.05$.

Discussion

The values for menthol per tobacco observed in the present study (Table 2) were comparable with those reported previously in a published analysis of internal industry documents (Ferris Wayne & Connolly, 2004). Average levels of menthol as a percentage weight of tobacco filler among King-size, full-flavor Salem (0.26), Kool (0.36), and Newport (0.24) fell within or just below the lower range of internal industry values observed between 1970 and 1990 for these brands (Salem, 0.26–0.45; Kool, 0.36–0.42; and Newport, 0.26–0.34). Measured results for King-size Salem Lights (0.42), Kool Milds (0.38), and Newport Lights (0.37) were likewise within or slightly below industry observed ranges from that era (Salem Lights, 0.35–0.60; Kool Milds, 0.32–0.52; Newport Lights, 0.45 [all values]).

One possible explanation for the relatively lower range of menthol values (as a percentage weight of tobacco filler) described here could be differences in sampling or conditioning, as described in the study methods, versus those methods used internally by the industry (which are unavailable). It is unclear whether shelf-life (age) of mentholated cigarettes plays an important role in determination of menthol content. Although Ferris Wayne & Connolly (2004) indicated that aging is a critical factor in menthol smoke delivery, they further observed that during aging the menthol becomes more fully absorbed into the filter and tobacco, where it would still be measurable by extraction. Assuming that internal industry sampling and extraction methods for measures of menthol per tobacco were comparable with those used in the present study, the present findings suggest that the ratios of menthol per tobacco have decreased since 1990 and today are more like those of the 1970 market.

In view of the significant interactions and unequal sample sizes, care must be taken in interpreting the relationship of descriptor label and manufacturer to the menthol variables. A reasonable explanation for the observed manufacturer differences would be Lorillard's lack of an ultralight category representative within its sole brand family (Newport) included in this sample.

Recent studies have suggested that increased menthol may offset reductions in delivery of tar and nicotine and facilitate compensatory inhalation behavior (including larger, longer, and deeper puffs) for smokers of cigarettes with reduced machine-measured smoke delivery (Ahijevych & Garrett, 2004; Ferris Wayne & Connolly, 2004; Garten & Falkner, 2003). The observed higher levels in the present study in both menthol per cigarette and menthol per tobacco among cigarettes with descriptor labels claiming reduced delivery (ultralight and light) are consistent with the possible use of menthol to offset reductions in smoke delivery or impact. Thus the present findings suggest the need for future study regarding the extent and use of additives such as menthol to compensate for impact or taste in reduced tar delivery cigarettes or to facilitate greater compensation of smoke delivery within this market category.

We are unable to generalize to the entire population of menthol brands or to the specific

Exhibit C (pg 9/9)

manufacturer, because brand selection was not random and additional information such as market share or brand preference was not available to us at the subbrand level. However, taken together, the brand families from this sample comprised more than 50% of the overall cigarette market in 2003. Also, the present study did not address the effects of length within newer length categories (such as Marlboro 72 mm).

We found few differences among individual manufacturers (with the sole exception that Brown & Williamson had higher ratios of menthol per tobacco in their cigarettes than Lorillard) and no differences among brand families on dependent measures. Cigarettes with descriptor labels indicative of lower machine-derived tar yields (ultralight and light) had both more menthol and higher ratios of menthol to tobacco than other cigarettes: Ultralight cigarettes had greater amounts than either medium/mild or regular/full flavor cigarettes, and lights had greater amounts than regular/full flavor cigarettes. Longer cigarettes contained more menthol per cigarette and more tobacco per cigarette than shorter ones, and cigarettes in the exclusively menthol category had more tobacco filler per cigarette, particularly in the 100-mm length cigarettes.

Although smokers may believe that "light" equals less and "ultralight" equals much less of a given product substance (Kozlowski & Pillitteri, 2001), in the case of menthol the reverse is clearly true. Overall, the present study raises serious questions about the possible negative health consequences of increased menthol deliveries among health-conscious (lower yield) or cost-conscious (longer length) smokers. A study of smoke menthol deliveries by brand and cigarette type is needed. Regulation of additives, including menthol, by an appropriate health agency such as the U.S. Food and Drug Administration, could reduce the possibility of greater smoking-related health risks related to compensatory smoking behaviors and false perceptions about cigarette delivery.

Acknowledgments

Funding for this research was provided through National Cancer Institute grant CA87477-04. The sample extraction and analysis was conducted at Oregon Health & Science University and was commissioned by the Massachusetts Department of Public Health.

References

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Clark, P. I., Gardiner, P. S., Djordjevic, M. V., Leischow, S. J., & Robinson, R. G. (2004). Menthol cigarettes: Setting the research agenda. *Nicotine & Tobacco Research*, 6(Suppl.), S5–S9.

Ferris Wayne, G., & Connolly, G. N. (2004). Application, function, and effects of menthol in cigarettes: A survey of tobacco industry documents. *Nicotine & Tobacco Research*, 6(Suppl.), S43–S54.

Garten, S., & Falkner, R. V. (2003). Continual smoking of mentholated cigarettes may mask the early warning symptoms of respiratory disease. *Preventive Medicine*, *37*, 291–296.

Giovino, G. A., Sidney, S., Gfroerer, J. C., O'Malley, P. M., Allen, J. A., Richter, P. A., & Cummings, K. M. (2004). Epidemiology of menthol use. *Nicotine & Tobacco Research*, 6(Suppl.), S67–S81.

Henningfield, J. E., Benowitz, N. E., Ahijevych, K., Garrett, B. E., Connolly, G. N., & Ferris Wayne, G. (2003). Does menthol enhance the addictiveness of cigarettes? An agenda for research. *Nicotine & Tobacco Research*, *5*, 9–11.

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Kozlowski, L. T., & Pillitteri, J. L. (2001). Beliefs about "light" and "ultra light" cigarettes and efforts to change those beliefs: An overview of early efforts and published research. *Tobacco Control*, *10*, i12–i6.

Laws, M. B., Whitman, J., Bowser, D. M., & Krech, L. (2002). Tobacco availability and point of sale marketing in demographically contrasting districts of Massachusetts. *Tobacco Control*, *11*, ii71–ii73.

Massachusetts Tobacco Control Program. (1998). *Massachusetts operation storefront–1998*. Retrieved March 2004 from www.mass.gov/dph/mtcp/reports/1998/osrep.htm.

Stoddard, J. L., Johnson, C. A., Sussman, S., Dent, C., & Boley-Cruz, T. (1998). Tailoring outdoor tobacco advertising to minorities in Los Angeles County. *Journal of Health Communication*, *3*, 137–146.

U.S. Department of Health and Human Services. (1998). *Tobacco use among U.S. racial/ethnic groups—African Americans, American Indian and Alaska Natives, Asian Americans and Pacific Islanders, and Hispanics: A report of the surgeon general*. Atlanta, GA: U.S. Department of Health and Human Services, Centers for Disease Control and Prevention.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reynolds American Inc.
Incoming letter dated December 28, 2005

The proposal requests that Reynolds undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes.

There appears to be a basis for your view that Reynolds may exclude the proposal under rule 14a-8(i)(7), as relating to Reynolds' ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if Reynolds omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Reynolds relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser